Exhibit 99.1

Obsidian Energy Announces Second Quarter 2017 Financial and Operational Results

CALGARY, August 9, 2017 /CNW/ OBSIDIAN ENERGY LTD. (TSX/NYSE – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces its financial and operational results for the three months ended June 30, 2017.

“This is a quarterly release with mixed emotion,” commented David French, President and Chief Executive Officer. “We have lost a dear friend and leader in the passing of Rick George, the Chairman of the Board. His guidance and courage throughout Obsidian Energy’s restructuring and re-emergence was instrumental to forging our new path. He leaves us with an imprint of the highest integrity and dedication to task that we will carry forward as a new Company. We wish his family peace through their immeasurable loss.

As our first quarter formally as Obsidian Energy, we are off to a solid start. Despite limited activity in seasonal breakup conditions, we continued our operational momentum through the second quarter of 2017 to deliver strong production volumes and robust funds flow from operations.

As we look forward to our second half development program, we elected to reallocate and reduce our capital budget by $20 million to fit the current price environment yet our strong base production and early development results allow us to maintain production guidance. Company financials are stable with long term debt below $400 million, and we continue to actively extend our hedge book to underpin 2017 and 2018 development with a deep portfolio of investable projects across Alberta that work in a $45 to $55 West Texas Intermediate world.

The next several months will be very important as we embark on our most active development program in three years. We are well positioned to manage the current commodity environment and look forward to updating the market through the new lens of Obsidian Energy: disciplined, relentless, and accountable.

George Brookman, head of Obsidian Energy’s Governance Committee, has assumed the role of Acting Chairman while the Board of Directors evaluates candidate options.”

Obsidian Energy Results for the Three and Six Months Ended June 30, 2017

	Three months ended June 30			Six months ended June 30
	2017	2016	% change	2017	2016	% change
Financial (millions, except per share amounts)
Gross revenues (1)	$111	$209	(47)	$243	$440	(45)
Funds flow from operations (2)	43	55	(22)	100	102	(2)
Basic per share (2)	0.09	0.11	(18)	0.20	0.20	—
Diluted per share (2)	0.09	0.11	(18)	0.20	0.20	—
Net income (loss)	(9)	(132)	(93)	18	(232)	>(100)
Basic per share	(0.02)	(0.26)	(92)	0.04	(0.46)	>(100)
Diluted per share	(0.02)	(0.26)	(92)	0.04	(0.46)	>(100)
Capital expenditures (3)	24	1	>100	50	19	>100
Long-term debt	$392	$1,535	(74)	$392	$1,535	(74)

Operations
Daily production
Light oil and NGL (bbls/d)	13,396	30,421	(56)	14,966	35,497	(58)
Heavy oil (bbls/d)	5,636	11,427	(51)	5,423	11,934	(55)
Natural gas (mmcf/d)	68	130	(48)	75	137	(45)

Total production (boe/d) (4)	30,436	63,568	(52)	32,655	70,289	(54)

Average sales price
Light oil and NGL (per bbl)	$56.12	$49.66	13	$56.60	$40.99	38
Heavy oil (per bbl)	31.61	25.18	26	32.37	19.75	64
Natural gas (per mcf)	$3.10	$1.42	>100	$3.16	$1.70	86
Netback per boe (4)
Sales price	$37.51	$31.20	20	$38.11	$27.38	39
Risk management gain	2.21	4.27	(48)	2.91	5.08	(43)

Net sales price	39.72	35.47	12	41.02	32.46	26
Royalties	(2.67)	(0.63)	>100	(2.68)	(0.87)	>100
Operating expenses (5)	(14.27)	(12.70)	12	(14.38)	(12.87)	12
Transportation	(2.82)	(1.89)	49	(2.55)	(1.75)	46

Netback (2)	$19.96	$20.25	(1)	$21.41	$16.97	26

(1)	Includes realized gains and losses on commodity contracts.
(2)	The terms “funds flow from operations” and their applicable per share amounts, and “netback” are non-GAAP measures. Please refer to the “Non-GAAP Measures” advisory section below for further details.
(3)	Includes the effect of capital carried from its partner under the Peace River Oil Partnership.
(4)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(5)	Includes the effect of carried operating expenses from its partner under the Peace River Oil Partnership of $6 million or $2.17 per boe (2016 – $3 million or $0.52 per boe) for the three months ended June 30, 2017 and $10 million or $1.69 per boe (2016 – $7 million or $0.55 per boe) for the six months ended June 30, 2017.

Second Quarter Operational and Financial Highlights

Delivering on Production and Operating Cost Guidance

•	Corporate production averaged 30,436 boe per day during the second quarter, including 29,983 boe per day in our key development and legacy areas. Production in our key development areas was essentially in-line from the first quarter, as successful optimization and workover projects offset production declines during the seasonal breakup period.

•	Second quarter operating costs were $14.27 per boe, net of carried expenses. In addition to most annual maintenance and turnarounds normally occurring during the second quarter, this year we had additional expenses stemming from our very limited ability to spend in the second quarter of last year. We forecast spending to trend down through the second half of the year, and continue to target annual 2017 operating costs of approximately $13.00 to $13.50 per boe, net of carried expenses.

•	Funds flow from operations for the second quarter was $43 million ($0.09 per share) reflecting strong sales prices across our product streams and realized risk management gains.

Capital Realigned for the Current Price Environment

•	In light of softening commodity prices over the past several months, we believe it is financially prudent to realign our capital spend in the second half of the year. Accordingly, we are adjusting some of our 2017 development activity to reduce our full-year capital budget by $20 million to $160 million. Most of the capital changes are on projects that were intended to extend our double-digit percent growth through to next year.

•	Due to continued high production volumes from last winter’s drilling program and a strong outlook for our second half development program, we do not expect the capital reductions to have a material effect on our full-year operational results. We remain confident in our ability to demonstrate self-funded double-digit percent growth from the fourth quarter of 2016 to the fourth quarter of 2017 and to meet our full year 2017 production guidance of 30,500 to 31,500 boe per day.

Financials are Stable and Strong

•	In the second quarter, we transitioned to a reserve-based syndicated credit facility with a group of nine lenders. The underlying borrowing base is $550 million, less the amount of outstanding pari passu senior notes, such that the Company will have $410 million of availability under the credit facility as at today’s date.

•	Our senior debt was $392 million at the end of the second quarter, including $275 million drawn on our $410 million revolving credit facility. Senior debt to EBITDA was 1.9 times as of June 30, 2017.

•

We continued to layer in additional hedges for the second half of 2018 to increase the certainty of our revenues as we plan our activity for the next year. Our crude oil exposure, net of royalties, is hedged approximately 50 percent through the second quarter of 2018, 30 percent in the third quarter of 2018, and 25 percent in the fourth quarter of 2018. Our natural gas exposure, is hedged on average 30 percent through the end of 2018, with additional hedged volumes in the first and second quarter of 2018 to support incremental gas production associated with our Mannville activity.

•	A previously-announced minor asset disposition for $10 million successfully closed at the end of May. We also closed a minor previously-announced acquisition in Peace River, with our joint venture partner under the Peace River Oil Partnership.

Early Development Wins are Setting a Solid Stage for 2018

•	In the Cardium, we drilled 4 vertical injectors and brought on-line 17 injectors in Willesden Green to re-pressurize the reservoir around high performing wells drilled in late 2015 and early 2016. As we implement water injection over the last 15 months, we are seeing positive indications in several waterflood sites, including early indications of Gas Oil Ratio (“GOR”) response and arresting decline. In PCU #9, vertical injector reactivations have resulted in GOR suppression and oil rate response in offsetting horizontal producers. We are currently running 1 rig in PCU#9 drilling 3 horizontal producers and will move another rig to Willesden Green near the end of the third quarter.

•	During the second quarter, we restarted over 800 boe per day of production that was shut-in last year due to ongoing issues at third-party processing facility. The facility was repaired ahead of schedule and we upgraded our gathering system in the area to ensure ongoing production reliability. This has also contributed to second quarter incremental operating costs incurred earlier than the budgeted on-stream date.

•	In Peace River, favorable weather conditions allowed us to continue development into breakup, drilling and bringing on production 5 wells in the second quarter. We currently have two rigs running in the area, and plan to drill 12 wells in the second half of the year. Work continues on our gas gathering infrastructure to meet the new Alberta Energy Regulator Directive 084 requirements.

•	In the Alberta Viking, we resolved minor artificial lift issues on select wells drilled in the fourth quarter of 2016, and saw Viking well performance increase back to our industry-leading type curve. We restarted development in the area in June, and have now finished drilling all 10 wells in our second half program. We expect these wells to be all on production by the end of September. Early flowback results on the first 4 wells look encouraging, and on average are exceeding last year’s industry leading performance by approximately 20%.

•	In the Mannville, we are encouraged by continued positive industry results offsetting our acreage. We increased the average working interest in our operated 3 well program by approximately 10% to 80%. We successfully drilled our first Mannville well in July, targeting the Upper Mannville, and plan to have the well on production in September. We expect the remaining two Mannville wells to be on production early in the fourth quarter. The gas volumes will be processed at our nearby operated Crimson gas plant to minimize processing costs.

Operational Metrics

Obsidian Energy holds a focused portfolio with industry leading positions in the Cardium, Peace River, and Alberta Viking areas. The table below outlines select metrics in our key development and legacy areas for the three and six months ended June 30, 2017 and excludes the impact of hedging:

Area	Select Metrics – Three Months Ended June 30, 2017
	Production	Liquids Weighting	Operating Cost		Netback
Cardium	18,430 boe/d	63%		$14/boe	$27/boe
Alberta Viking	1,976 boe/d	51%		$12/boe	$22/boe
Peace River(1)	4,928 boe/d	99%	<$	1/boe	$24/boe

Key Development Areas	25,334 boe/d	69%		$11/boe	$26/boe
Legacy Areas	4,649 boe/d	25%		$27/boe	($10)/boe

Key Development & Legacy Areas(2)	29,983 boe/d	62%		$13/boe	$20/boe

(1)	Net of carried operating costs
(2)	Excludes the impact of properties sold during the quarter

The table below provides a summary of our operated activity during the second quarter:

	Number of Wells
	Drilled		Completed		On production
	Gross	Net	Gross	Net	Gross	Net
Cardium	4	4	8	8	17	17
Producer	0	0	0	0	0	0
Injector	4	4	8	8	17	17
Alberta Viking	4	4	0	0	0	0
Peace River	5	3	5	3	5	3

Total	13	11	13	11	22	20

Maintaining Production Guidance and Re-Aligning Capital Spending

We are adjusting our 2017 development plans to reduce our full-year capital budget by $20 million to $160 million. Most of the capital changes are related to projects that were intended to extend our double-digit percent growth trajectory through next year.

Capital Category	# of Operated Wells	Net Capital
Cardium Waterflood Platform	7 Producers, 26 Vertical Injectors	$80 million
Manufacture Cold Flow	21 Producers, 5 Stratigraphic	$5 million
Optimize Volumes with Viking	10 Producers	$20 million
Pursue New Ventures	3 Producers	$12 million

Total Development	41 Producers, 26 Vertical Injectors	$117 million
Base Capital		$28 million

Total E&D Capital Expenditures		$145 million

Decommissioning Expenditures		$15 million

Total Capital Expenditures		$160 million

Due to continued high production volumes from last winter’s drilling program and a strong outlook for our second half development program, we do not expect the capital reductions to have a material effect on our full-year operational results. In our second half development program, we expect the majority of our new wells will be brought on production late in the third quarter or early in the fourth quarter. We remain confident in our ability to demonstrate self-funded double-digit percent growth from the fourth quarter of 2016 to the fourth quarter of 2017 and to meet our full year 2017 production guidance of 30,500 to 31,500 boe per day.

	2017 Annual Guidance
	Updated Guidance	Previous Guidance	Change
Production	30,500 to 31,500 boe per day	30,500 to 31,500 boe per day	No Change
Operating Costs, net of carried expenses(1)	$13.00 to $13.50 per boe	$13.00 to $13.50 per boe	No Change
E&D Capital Expenditures	$145 million	$160 million	($15)
Decommissioning Expenditures	$15 million	$20 million	($5)

Total Capital Expenditures	$160 million	$180 million	($20)

(1)	Net of carried operating expenses from the Company’s partner under the Peace River Oil Partnership.

Updated Hedging Position

Our hedging program helps reduce the volatility of our funds flow from operations, and thereby improves our ability to manage our ongoing capital programs. We target having hedges in place for approximately 25 percent to 50 percent of our crude oil exposure, net of royalties, and 20 percent to 50 percent of our gas exposure, net of royalties. Refer to the “Financials are Stable and Strong” section for more information on our current hedging levels.

Our positions as of August 8, 2017 are as follows:

	Q3 2017	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018
Oil Volume (bbl/d)	7,400	7,900	8,000	8,000	5,000	4,000
US$ WTI Price (US$/bbl) (1)	US$51.96	US$52.17	US$51.31	US$50.59	US$49.96	US$49.07

Gas Volume (mcf/d)	19,000	20,900	28,400	22,700	17,100	15,200
AECO Price (C$/mcf)	$2.84	$3.00	$2.83	$2.72	$2.67	$2.67

(1)	US$ price implied using foreign exchange rates as at June 30, 2017.

Conference Call Details

A conference call will be held to discuss the second quarter results above at 6:30 am Mountain Time (8:30 am Eastern Time) on Wednesday, August 9, 2017.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

https://event.on24.com/wcc/r/1477193/2D92047EF3170543402318FDBF2EF764

A digital recording will be available for replay two hours after the call’s completion, and will remain available until August 23, 2017 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 62923353, followed by the pound (#) key.

An updated corporate presentation, the second quarter management’s discussion and analysis and the unaudited consolidated financial statements will be available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov on the same date.

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, EBITDA, netback and gross revenues included in this press release do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from Operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures and office lease settlements which also excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund its planned capital programs. EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation. EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated credit facility and senior notes.

See “Calculation of Funds Flow from Operations” below for a reconciliation of funds flow from operations to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales.

Calculation of Funds Flow from Operations

(millions, except per share amounts)	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Cash flow from operating activities	$19	$(56)	$57	$5
Change in non-cash working capital	14	61	16	87
Decommissioning expenditures	3	2	7	4
Office lease settlements	4	—	8	—
Monetization of foreign exchange contracts	—	—	—	(32)
Settlements of normal course foreign exchange contracts	(8)	6	(8)	6
Monetization of transportation commitment	—	—	—	(20)
Realized foreign exchange loss – debt maturities	1	36	4	36
Carried operating expenses (1)	6	3	10	7
Restructuring charges	4	3	6	9

Funds flow from operations	$43	$55	$100	$102

Per share
Basic per share	$0.09	$0.11	$0.20	$0.20
Diluted per share	$0.09	$0.11	$0.20	$0.20

(1)	The effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that we are well positioned to manage the current commodity environment; our expected percentage production growth rate; our expected approach to development including the area-specific asset development plans described herein; our expectations for operating costs during the year and the associated target range for those costs per boe (net of carried expenses); our capital spending plans in 2017 and that: (i) most of the capital changes are on projects that were intended to extend our double digit growth through the next year and (ii) we do not expect the capital reductions to have a material effect on our full-year operational results; the timing of development and operational activities; the expectations for timing for certain wells to be on production; how certain gas wells will be processed which will minimize processing costs; that we remain confident in our ability to demonstrate self-funded double digit percentage growth from the fourth quarter of 2016 to the fourth quarter of 2017 and meeting our full year 2017 production guidance; and our hedging program and its ability to reduce the volatility of our funds flow from operations and thereby improves our ability to manage our ongoing capital programs.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: 2017 prices of US$54.07 per barrel of West Texas Intermediate light sweet oil and C$3.32 per mcf AECO gas, and a C$/US$ foreign exchange rate of $1.32; that we do not dispose of any material producing properties; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com